Exhibit 99.1

Danke Announces Changes to Board

BEIJING, China, June 16, 2020 /PR Newswire/ — Phoenix Tree Holdings Limited (“Danke” or the “Company”) (NYSE: DNK), one of the largest co-living platforms in China with the fastest growth, today announced that its Chief Financial Officer, Mr. Jason Zheng Zhang has been appointed as a director to the Company’s board of directors (the “Board”), effective today.

Prior to joining Danke as CFO in 2019, Mr. Zhang worked at Citigroup Global Markets Asia Limited from 2007 to 2019, with his last position being a managing director and the chief operating officer of China investment banking division. From 2005 to 2007, he served as a manager and senior manager of the investment banking division of BNP Prime Peregrine. He worked at the head office of China Ocean Shipping (Group) Company from 1996 to 2003. Mr. Zhang obtained a bachelor’s degree in international finance from Nankai University in 1996. He obtained an MBA degree from the Robert H. Smith School of Business at University of Maryland in 2005.

The Company also announced that Mr. Gang Ji has resigned from his position as a director on the Company’s Board due to personal reasons, effective June 14, 2020. The resignation of Mr. Ji was not the result of any dispute or disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. The Board thanks Mr. Ji for his contributions to the development of the Company during his tenure, and wishes him the best in his future endeavors.

ABOUT DANKE

Danke, one of the largest co-living platforms in China with the fastest growth, is redefining the residential rental market through technology and aims to help people live better. Empowered by data, technology, and a large-scale apartment network, Danke’s vibrant and expanding ecosystem connects and benefits property owners, residents, and third-party service providers, and delivers quality and best-in-class services through an innovative “new rental” business model featuring centralization, standardization, and a seamless online experience. Danke was founded in 2015 and is headquartered in Beijing, China. For more information, please visit ir.danke.com.

CONTACTS

Investor Relations Contact

Danke IR

Email: ir@danke.com

Bill Zima

ICR, Inc.

Phone: +1 203-682-8200

Media Relations Contact

Danke PR

Email: pr@danke.com

Edmond Lococo

ICR, Inc.

Phone: +86 (10) 6583-7510